

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 9, 2009

Mr. Joseph Langston, Jr.
Glen Rose Petroleum Corporation
One Energy Square, Suite 200
4925 Greenville Avenue
Dallas, Texas 75206

> **Re: Glen Rose Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2008**
> **Filed July 14, 2008**
> **File No. 1-10179**

Dear Mr. Langston:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2008

Controls and Procedures, page 27

1.	We note your disclosure stating that your principal officers concluded that due to the loss of a number of employees you no longer have the capacity to ensure that information required to be disclosed by you in the reports that you file or submit under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission's rules and forms.

Please revise your disclosure to state whether your officers have concluded that your disclosure controls and procedures are *effective* or *not effective* as of the end of the period covered by your report to comply with Item 307 of Regulation S-K. Given your representation and disclosure indicating that you have identified material weaknesses in your internal control over financial reporting, we expect you would conclude that your disclosure controls and procedures were not effective.

2.   On a related point, we note that you have duplicative disclosures relating to changes in your internal control over financial reporting on pages 27 and 28. Please revise the disclosure in your Management's Report on Internal Control Over Financial Reporting to comply with Item 308(c) of Regulation S-K, which requires that you disclose any change in your internal control over financial reporting that occurred during the *last fiscal quarter* that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and remove the duplicative information on page 27.

Financial Statements

Balance Sheet, page F-3

3.   We note you present capitalized costs of unproved oil and gas properties in the amounts of $5,915,184 and $5,864,587 at the end of your 2008 and 2007 fiscal years. We also understand from your disclosure in Note 1 that you sold all of your proved reserves in New Mexico during 2007. Please tell us how you determined that the remaining property costs are recoverable and not impaired as of March 31, 2008 and 2007. Please submit the related ceiling tests that you performed in accordance with Rule 4-10(c)(4) of Regulation S-X. Further, submit the explanation for the revision in your estimate of proved reserves during 2008 amounting to 528,017 Bbls, disclosed on page F-28, which you would need to provide to comply with paragraph 11 of SFAS 69.

Statements of Operations, page F-5

4.   We note you have presented a loss on the sale of oil and gas assets of $6,125,233 in 2007 and a gain on the sale of property and equipment of $12,031 in 2008. Ordinarily, we expect to see gains and losses on the sale of fixed assets that were related to the principal business activities of the company reflected in the measure Loss from Operations. Please revise your Statements of Operations accordingly,

or tell us why you believe this would not be an appropriate characterization in your situation, if that is your view.

Note 1- Organization and Summary of Significant Accounting Policies, page F-8

Oil and Gas Properties, page F-8

5.   Please expand your disclosure to describe in further detail the current status of your significant properties, including the anticipated timing of the inclusion of the costs in your amortization computation in accordance with Rule 4-10(c)(7)(ii) of Regulation S-X.

Exhibits

Exhibits 31.1 and 31.2

6.   We note your Officers' certifications do not comply with the current format required by Item 601(b)(31)(i) of Regulation S-K. Please include revised certifications in an amendment to your filing. This issue also applies to your interim reports for the periods ended June 30, 2008 and September 30, 2008.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Controls and Procedures, page 8

7.   We note you have disclosures relating to changes in your internal control over financial reporting for the first quarter and subsequent to your evaluation under this heading and under the heading 'Changes In Internal Control Over Financial Reporting.' Please revise your disclosures to comply with Item 308(c) of Regulation S-K, which requires that you disclose *any* change (not only material changes) in your internal control over financial reporting that occurred during the your *last fiscal quarter* (update this disclosure for each quarter to the date of the most recent evaluation) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. This issue also applies to your interim report for the period ended June 30, 2008.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief